                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*

                  ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
                  ---------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                    G0535E106
                                 --------------
                                 (CUSIP Number)

                             Michael J. Hagan, Esq.
                             Morrison & Foerster LLP
                           1290 Avenue of the Americas
                               New York, NY 10104
                                 (212) 468-8000
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 14, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

Cusip No. G0535E106

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     SINO-JP FUND CO., LTD.
     IRS IDENTIFICATION NO. - N/A - FOREIGN CORPORATION
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [X]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):
     N/A
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e) [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     CAYMAN ISLANDS
--------------------------------------------------------------------------------
                                    7.   Sole Voting Power
                                         0
                                    --------------------------------------------
                                    8.   Shared Voting Power
 Number of Shares Beneficially           2,766,154
Owned by Each Reporting Person      --------------------------------------------
             With                   9.   Sole Dispositive Power
                                         0
                                    --------------------------------------------
                                    10.  Shared Dispositive Power
                                         2,766,154
                                    --------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,766,154
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     20%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IV, CO
--------------------------------------------------------------------------------

                                      -2-

Cusip No. G0535E106

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     SINO-JP ASSETS MANAGEMENT CO., LTD.
     IRS IDENTIFICATION NO. - N/A - FOREIGN CORPORATION
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [X]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):
     N/A
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e) [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     CAYMAN ISLANDS
--------------------------------------------------------------------------------
                                    7.   Sole Voting Power
                                         0
                                    --------------------------------------------
                                    8.   Shared Voting Power
 Number of Shares Beneficially           2,766,154
Owned by Each Reporting Person      --------------------------------------------
             With                   9.   Sole Dispositive Power
                                         0
                                    --------------------------------------------
                                    10.  Shared Dispositive Power
                                         2,766,154
                                    --------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,766,154
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     20%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IA, CO
--------------------------------------------------------------------------------

                                      -3-

Cusip No. G0535E106

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     EXPERT TIME HOLDINGS LIMITED
     IRS IDENTIFICATION NO. - N/A - FOREIGN CORPORATION
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [X]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):
     N/A
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e) [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
                                    7.   Sole Voting Power
                                         0
                                    --------------------------------------------
                                    8.   Shared Voting Power
                                         2,766,154
 Number of Shares Beneficially      --------------------------------------------
Owned by Each Reporting Person      9.   Sole Dispositive Power
             With                        0
                                    --------------------------------------------
                                    10.  Shared Dispositive Power
                                         2,766,154
                                    --------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,766,154
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     20%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

                                      -4-

Cusip No. G0535E106

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     WELLEN SHAM
     IRS IDENTIFICATION NO. - N/A
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [X]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):
     N/A
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e) [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     UNITED STATES
--------------------------------------------------------------------------------
                                        7.   Sole Voting Power
                                             0
                                        ----------------------------------------
                                        8.   Shared Voting Power
 Number of Shares Beneficially Owned         2,766,154
    by Each Reporting Person With       ----------------------------------------
                                        9.   Sole Dispositive Power
                                             0
                                        ----------------------------------------
                                        10.  Shared Dispositive Power
                                             2,766,154
                                        ----------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,766,154
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     20%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

                                      -5-

         The following information amends Items 3, 4, 5, 6, and 7 of the original Schedule 13D (the "Original Schedule 13D") filed by SINO-JP FUND CO.,
LTD. ("Sino-JP"), SINO-JP ASSETS MANAGEMENT CO., LTD. ("Sino-JP Assets"), EXPERT
TIME HOLDINGS LIMITED ("Expert"), and Mr. WELLEN SHAM as of September 24, 2004.
Except to the extent amended by the information contained herein, the Original
Schedule 13D remains in full force and effect. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to those terms in the
Original Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not Applicable. As a result of the Sale Transaction (as described in Item
4), the Reporting Persons, as of September 14, 2005, have reduced their beneficial ownership of the Issuer's Common Stock.

ITEM 4. PURPOSE OF TRANSACTION.

     On September 14, 2005, the Reporting Persons transferred 7,307,948 shares of Common Stock to Pacific Electric Wire and Cable Co., Ltd. ("PEWC") for a
total price of $18,861,813.8 million or $2.581 per share (the "Sale
Transaction"). The Sale Transaction was effected pursuant to the terms of the
Option Agreement between Sino-JP and PEWC, dated as of September 15, 2004.

     The Reporting Persons do not have any plans or proposals with respect to any of the actions specified in clauses (a) through (j) of Item 4 of Schedule
13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) Pursuant to the terms of the Option Agreement as described in Item
4 above, as of September 14, 2005, Sino-JP beneficially owns 2,766,154 shares of common stock of the Issuer. These shares represent a 20% controlling interest in the Issuer. Sino-JP is a wholly-owned subsidiary of Sino-JP Assets. Expert is the majority shareholder of Sino-JP Assets. Mr. Wellen Sham is the sole shareholder, officer and director of Expert.

     (c) The information set forth in Item 4 above is incorporated herein by reference.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER.

     The information set forth in Item 4 above is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

----------------- --------------------------------------------------------------
Exhibit No.       Description
----------------- --------------------------------------------------------------

1                 Option Agreement, dated as of September 15, 2004, by and
                  between Sino - JP Fund Co., Ltd and Pacific Electric Wire and
                  Cable Co., Ltd.(1)
----------------- --------------------------------------------------------------
2                 Joint Filing Agreement dated September 24, 2004 by and among
                  Sino - JP Fund Co., Ltd., Sino-JP Assets Management Co., Ltd.,
                  Expert Time Holdings Limited, and Wellen Sham.(1)
----------------- --------------------------------------------------------------

(1)  Incorporated by reference from the Reporting Persons' Schedule 13D, as filed with the Securities and Exchange Commission on September 24, 2004,
     SEC File No. 005-51237.

                                      -6-

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  September 26, 2005

                                                        SINO-JP FUND CO., LTD.

                                                     By:    /s/ Ryoji Furukawa
                                                    --------------------------
                                                         Name:  Ryoji Furukawa
                                                               Title: Director

                                            SINO-JP ASSETS MANAGMENT CO., LTD.

                                                     By:    /s/ Ryoji Furukawa
                                                    --------------------------
                                                         Name:  Ryoji Furukawa
                                                               Title: Director

                                                  EXPERT TIME HOLDINGS LIMITED

                                                        By:    /s/ Wellen Sham
                                                   ---------------------------
                                                            Name:  Wellen Sham
                                                               Title: Director

                                                                   WELLEN SHAM

                                                               /s/ Wellen Sham
                                                     -------------------------

                                      -7-